Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) announces to its shareholders and generally to the market that, by means of its controlled subsidiary, ITB Holding Brasil Participações Ltda., it has indirectly acquired 10,908,002,836 shares (“Shares”) of Itaú CorpBanca, a financial institution headquartered in Santiago, Chile, for CLP$60,040,063,731.97 equivalent to approximately R$ 288.1 million. The possibility of implementing the acquisition of such Shares was already set forth in the shareholders’ agreement entered into on April 1st, 2016 between Itaú Unibanco and Corp Group and certain of its affiliates. As a consequence, Itaú Unibanco’s ownership in Itaú CorpBanca increased from approximately 33.58% to approximately 35.71%, without altering its current governance.

This transaction was implemented by means of the acquisition of 100% of the capital stock of a company named CGB II SpA, which is the current holder of the Shares. All the required regulatory approvals have been obtained.

Itaú Unibanco hereby takes the opportunity to reinforce its commitment with the long term creation of value to its shareholders.

São Paulo, October 26, 2016.

MARCELO KOPEL

Investor Relations Officer